March 26, 2009
CONFIDENTIAL
Mr. John P. Nolan
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Re:	Dollar Financial Corporation Form 10K for the Fiscal Year Ended June 30, 2008 Forms 10Q for the Quarterly Periods Ended September 30, 2008 and December 31, 2008
Dear Mr. Nolan:
          On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with its Annual Report on Form 10-K Filing for Fiscal Year Ending June 30, 2008, filed with the Securities and Exchange Commission on August 29, 2008, and its Forms 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, filed on November 10, 2008 and February 9, 2009, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated March 6, 2009. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter. Additionally, supplemental information is being provided under separate cover in response to certain of the Staff’s comments.
Goodwill and Other Intangibles, page 38
1.	We note your disclosure on page 39 that the fair value of goodwill and indefinite-lived intangible assets are estimated based upon a present value technique using discounted future cash flows. In light of the significance of your goodwill and other intangible assets, please tell us and in the future filings disclose the following regarding your fair value estimates:
•	How reporting units are determined for purposes of evaluating goodwill and indefinite-lived intangible assets.

•	Describe the level of internal reporting with respect to components of your geographic segments, including the extent to which discrete financial information is available and reviewed by segment managers.
•	1436 Lancaster Avenue

•	Berwyn, PA 19312

•	610/296-3400 Phone

•	610/296-7844 Fax

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

          The Company operates and reports information based on three geographic segments — United States, Canada and United Kingdom, which we also believe are our operating segments as defined by SFAS 131 (please see our response to question number 15 below) and our reporting units as defined by SFAS 142. In making this determination, the Company considered the following guidance in SFAS 142 to determine whether the reporting unit should be identified as the operating segment or one level below (i.e., the component level):
1.	A component of an operating segment is a reporting unit if the component constitutes a business (as described in EITF 98-3) for which discrete financial information is available and segment management regularly reviews the operating results of that component. Segment management consists of one or more segment managers.

2.	However, two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics (paragraph 17 of SFAS 131 is referred to as a source of additional guidance in evaluating whether economic characteristics are similar.)

3.	An operating segment should be deemed to be a reporting unit if all of its components have similar economic characteristics, if none of its components is a reporting unit, or if it comprises only a single component.
          Beyond geographic differences, branding and regulatory requirements, each of our business segments are similar in terms of products, customer type and business strategy. Additionally, the Company has discrete financial statements for each of these segments (United States, Canada and United Kingdom) and the Company evaluates performance of its business at those levels. Each operating segment has segment managers who report directly to the chief operating decision maker of the Company, the Company’s Chief Operating Officer. These segment managers are the Senior Vice President of the Company for the United States reporting unit, Senior Vice President and President, Canadian Operations for the Canadian reporting unit and Senior Vice President and Managing Director, United Kingdom reporting unit.
•	How goodwill is allocated to the reporting units.
          We have not had an acquisition that crossed geographic areas. Therefore, all of the Company’s acquired goodwill and indefinite-lived intangible assets has been allocated to each of those reporting units based on the location of the businesses that have been acquired. We believe that this is in keeping with paragraph 35 of SFAS 142 which states that “in concept, the amount of goodwill assigned to a reporting unit would be determined in a manner similar to how the amount of goodwill recognized in a business combination is determined.” There is no further allocation of goodwill/intangibles to reporting units other than those identified as the geographic segments.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

•	Identify any reporting units that have declining fair values.
          The most significant drivers to changes in fair value of a reporting unit have historically been changes in forecasted cash flows from previous years, or changes in the rate in which we discount such forecasted cash flows. While there have been changes each year in fair value based on the changing discount rate, the United States reporting unit has the most significant volatility year over year due to the speed of change and the complexity of the United States federal and state regulatory environment.
•	How discount rates are determined for each reporting units.

•	How discount rates have differed among your reporting units.

•	How discount rates have changed over time.
          We have a detailed description of our discount rate calculation, which we refer to as our weighted average cost of capital (“WACC”) within our June 30, 2008 goodwill impairment conclusion memo (see information provided under separate cover). Following is a summary based on that memorandum.
          We have historically calculated a point in time weighted average cost of capital for each of the reporting units based on the following:
1.	Calculating a market value weighting for the capital structure by comparing the Company to five similar public companies and calculating market capitalization and the market value of the debt for each respective company in order to derive a mean and median equity market value and debt to equity ratio.

2.	Determining the cost of non-equity financing for the Company which represents the Company’s existing borrowing cost.

3.	Determining the cost of equity financing. Our cost of equity is based on the use of the Capital Asset Pricing Model (“CAPM”). The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus the Company’s systemic risk (beta) multiplied by the market price of risk (equity market risk premium). For the risk free interest rate, we have used the interest rate for 20-year Treasury Bonds as published by the Federal Reserve Statistical Release.
          All of the comparable organizations used in our calculation are US based as there are no similar public organizations in the other two reported geographic segments. Therefore, we used this data to calculate our discount rate for all three segments. We also utilized a consistent borrowing rate for all three operating segments because our latest debt re-financing was done on a global level and we received a consistent borrowing rate in each of our three segments. For the fiscal year ended June 30, 2008, the individual segment discount rates were also impacted by each segment’s expected income tax rate. The discount rates used in our June 30, 2008 valuation were as follows:

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

United States	15.21%
Canada	15.45%
United Kingdom	15.60%
          For years previous to 2008, the Company did not apply each geographic segment’s expected tax rate and instead used an overall estimated blended tax rate. For the years ended June 30, 2007 and 2006, the discount rate used was 12.02% and 13.0%, respectively for all three geographic segments.
          In fiscal year 2009 we expect to modify our method of calculating our discount rate by using a normalized cost of equity financing versus a point in time cost of equity, because the significant volatility in market capitalization of our peer companies has too significant of an impact on our implied cost of capital.
•	How closely your cash flow projections have compared to actual results over time.
          The Company does go through an annual process of preparing operating budgets for both the coming year as well as the next four years. Over the past several years, we believe that our five-year budgets have been reasonable estimations of our expectations and while there have been differences between actual and budgeted results, those differences have not been of a material nature. We also update our annual budgets with updated forecasts throughout the year. During the process of updating forecasts in any of the three geographic segments, if there were to be any indication of impairment, such as a significant decline in forecasted cash flows, the Company would test its goodwill for impairment.
•	Provide a sensitivity analysis that shows how fair value would fluctuate on the basis of hypothetical changes in discount rates.
          As part of our fiscal year 2008 annual impairment review and testing procedures, we noted in our internal documentation (see Attachment 1) the level of change in each segment’s discount rate before there would be any level of impairment. For the United States segment, the discount rate would have to increase by 63% before there would be an indication of impairment. For the Canadian and United Kingdom segments the discount rate would have to increase by 36% and 96%, respectively, before there would be an indication of impairment.
          We will provide increased disclosure surrounding these matters in our future filings.
Results of Operations, page 41
2.	In light of the significant differences between your geographic segments’ profitability, in future filings please include a separate discussion and analysis for each geographic segment. In your discussion and analysis address the critical differences between your segments that results in differing levels of profitability. Your discussion and analysis should include but not be limited to differences in

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

product and services mix, pricing of products and services, provisions for loan losses, direct and indirect cost structures, impact of income taxes, and the resultant pre-tax and after-tax profit/(loss) margins. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example. Refer to Item 303(a) of Regulation S-K.
          The following is an example of our proposed future disclosure using our fiscal 2008 financial information as an example. This disclosure will follow the current discussion and analysis thus complementing the existing disclosure.
          The following table presents each reportable segment’s revenue and store and regional margin results:
($ in thousands)

			Yr.-to Yr.
			Percent/
			Margin
For the year ended June 30:	2008	2007	Change

Revenue:
United States	$153,731	$136,005	13.0%
Store and regional margin	10.1%	12.6%	(2.5 pts.)
Canada	279,491	212,536	31.5%
Store and regional margin	45.9%	47.9%	(2.0 pts.)
United Kingdom	138,962	107,191	29.6%
Store and regional margin	39.9%	34.1%	5.8 pts.

Total Revenue	$572,184	$455,732	25.6%

Store and regional margin	$199,230	$155,491	28.1%
Store and regional margin percent	34.8%	34.1%	0.7 pts.
          The following table presents each reportable segment’s revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income:
($ in thousands)

	Revenue		Pre-tax Income/(Loss)(1) (2) (3)
For the year ended June 30:	2008	2007	2008	2007

United States	26.9%	29.9%	(4.8)%	(26.1)%
Canada	48.8%	46.6%	78.8%	100.3%
United Kingdom	24.3%	23.5%	26.0%	25.8%

Total	100.0%	100.0%	100.0%	100.0%

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

(1)	Excludes charges in the United States segment of $31.8 million loss on extinguishment of debt, $24.3 million goodwill impairment and other charges and $3.3 million proceeds from litigation settlement recorded in 2007.

(2)	Excludes an $8.4 million unrealized foreign exchange loss in the Canadian segment on term loan recorded in 2007.

(3)	Excludes a $0.8 million unrealized foreign exchange gain in the United Kingdom segment on term loan recorded in 2007.
          Following is a discussion and analysis of the operating results of each of our reportable segments:
United States (“US”)
          Total US revenues were $153.7 million for fiscal 2008 compared to $136.0 million for fiscal 2007, an increase of 13.0%. This increase is a result of the acquisitions in Southeast Florida and the Midwestern states. Excluding the acquisitions, US revenue would have declined by 15.2%. This decline is primarily due to a decline in consumer lending revenue related to the discontinuance of our bank-funded CustomCash® domestic installment loan program. The bank lender, First Bank, advised us that effective April 2007, it would no longer distribute its longer-term installment loans through third-party retail locations and instead would distribute such loans only through its own branch offices and the Internet. Accordingly, we have successfully transitioned our CustomCash ® installment loan product customers to our company-funded short-term single payment loan but in most cases at lower principal and fee amounts as mandated by the laws in the states in which we operate. Beginning July 2007, we began offering company-funded CustomCash ® domestic installment loans in our New Mexico market and began offering this product in our Utah market in January 2008.
          US check cashing revenues, excluding the acquisitions, declined 6.1% as a result of a 4.7% decline in check counts and a 1.5% decline in the average fee per check. Including the acquisitions, check cashing revenues increased 18.6% due to the increased volume while the average fee per check decreased to $13.77 in fiscal 2008 from $14.51 in fiscal 2007. All other US revenues were essentially flat in fiscal 2008 as compared with the prior year.
          Store and regional expenses in the US, excluding the acquisitions, declined by 7.1% in fiscal 2008 compared to the prior year offsetting a portion of the revenue declines. Including the acquisitions, store and regional expenses increased 16.2% which is commensurate with the revenue generated from the two acquisitions. The US provision for loan losses as a percent of loan revenue increased 1.0 pt. from 30.3% in fiscal 2007 to 31.3% in fiscal 2008. Overall US store and regional margins declined to 10.1% of revenue in fiscal 2008 compared to 12.6% in fiscal 2007.
          The US pre-tax loss was $4.2 million for fiscal 2008 compared to a pre-tax loss of $70.0 million for fiscal 2007. In fiscal 2007, the US incurred a $31.8 million one-time charge for the extinguishment of debt related to the cash tender offer of our US 9.75% senior notes due 2011. Also in fiscal 2007, due to the inability of the US to integrate the We The People Business into

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

the its existing check cashing and consumer lending store network, along with the litigation surrounding the We The People Business, we approved and implemented a restructuring plan for the We The People Business and incurred goodwill impairment and other charges of $24.3 million. Finally, during fiscal 2007, we settled the action we filed against IDLD, Inc., Ira Distenfield and Linda Distenfield and as a result we received $3.3 million (see Reserve for (Proceeds from) Legal Settlement earlier in the discussion and analysis). Excluding these one time charges in fiscal 2007, we reduced our US pre-tax loss by $13.0 million from $17.2 million in fiscal 2007 to $4.2 million in fiscal 2008.
          On June 30, 2008 the Company, as part of a process to rationalize its United States markets, made a determination to close 24 of its unprofitable stores in various United States markets. Subsequent to the 2008 fiscal year end, in August 2008, we identified another 29 stores in the United States that are underperforming and which will be closed or merged into a geographically proximate store.
Canada
          Total Canadian revenues were $279.5 million for fiscal 2008 compared to $212.5 million for fiscal 2007, an increase of $67.0 million or 31.5%. The effect of the 82 store franchise acquisition in early fiscal 2007 accounted for $25.3 million of the increase and currency rates contributed $25.7 million of the increase. Excluding the impact of the change in currency rates, year over year: check cashing revenue increased by $7.1 million or 9.5%; consumer lending revenue increased $24.0 million or 19.5%; money transfer fees increased $3.0 million or 23.2% and; other revenues, principally branded debit card sales and the foreign currency product, increased by $7.1 million or 26.2%. The impact of the 82 store franchise acquisition in early fiscal 2007 accounted for $6.2 million of the check cashing increase, $14.2 million of the consumer lending increase, $1.5 million of the money transfer fee increase and $3.4 million of the other revenue increase.
          With regard to the increase in Canadian check cashing revenue, while the number of checks cashed remained relatively flat year over year, the average face amount per check increased from $448.96 in fiscal 2007 to $539.83 in fiscal 2008 or an increase of 20.2%. Excluding the impact of exchange rates, the increase was approximately 7.4%. Consequently, the overall average fee per check increased from $15.43 in fiscal 2007 to $18.66 in fiscal 2008 or an increase of 20.9%. Excluding the impact of exchange rates, the increase was approximately 7.9%. Excluding the change in currency rates, consumer loan originations increased by $85.3 million year over year accounting for the overall growth in consumer lending revenue.
          Store and regional expenses in Canada increased $40.6 million or 36.7% from $110.7 million in fiscal 2007 to $151.3 million in fiscal 2008. Changes in the currency rate attributed to $13.4 million of this increase. The balance of the increase in store and regional expenses is commensurate with the revenue growth. The Canadian provision for loan losses as a percent of loan revenue increased 6.0 pts. from 12.4% in fiscal 2007 to 18.4% in fiscal 2008. Overall Canadian store and regional margins declined to 45.9% of revenue in fiscal 2008 from 47.9% in fiscal 2007.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

          The Canadian pre-tax income was $68.7 million for fiscal 2008 compared to pre-tax income of $57.8 million for fiscal 2007. In fiscal 2007 Canada incurred a one time charge of $8.4 million related to the mark to market of term loan debt which is denominated in US dollars. In December 2006 this debt was hedged through cross currency interest rate swaps which synthetically converted the US denominated debt into the local currency, thus eliminating any future mark to market gains or losses. Excluding this one time charge in fiscal 2007, we increased our Canadian pre-tax income by $2.6 million from $66.2 million in fiscal 2007 to $68.7 million in fiscal 2008. Changes in currency rates accounted for an additional $8.0 million of pre-tax income in fiscal 2008 as compared to the same period in the prior year.
          In August 2008, the Company identified 17 stores in Canada that are underperforming which will be closed or merged into a geographically proximate store.
United Kingdom (“UK”)
          Total UK revenues were $139.0 million for fiscal 2008 compared to $107.2 million for fiscal 2007, an increase of $31.8 million or 29.6%. Excluding the impact of the change in currency rates, year over year: check cashing revenue increased by $7.1 million or 9.5%; consumer lending revenue increased $24.0 million or 19.5%; money transfer fees increased $3.0 million or 23.2% and; other revenues, principally unredeemed pawn inventory sales and the foreign currency product, increased by $7.1 million or 26.2%. Excluding the impact of the change in currency rates, year over year: check cashing revenue increased by $3.8 million or 7.1%; consumer lending revenue increased $20.0 million or 43.9%; money transfer fees increased $0.6 million or 11.7%; and other revenues, principally the foreign currency product and unredeemed pawn sales, increased by $3.3 million or 64.2% reflecting very strong growth in these two products.
          With regard to the increase in UK check cashing revenue, while the number of checks cashed remained relatively flat year over year, the average face amount per check increased from $739.76 in fiscal 2007 to $775.71 in fiscal 2008 or an increase of 4.9%. Excluding the impact of exchange rates, the increase was approximately 1.2%. However, as a result of the type of checks cashed, the overall average fee per check increased from $38.33 in fiscal 2007 to $42.57 in fiscal 2008 or an increase of 11.1%. Excluding the impact of exchange rates, the increase was approximately 7.2%. Excluding the change in currency rates, consumer loan originations increased by $85.7 million year over year accounting for the overall growth in consumer lending revenue.
          Store and regional expenses in the UK increased by $12.9 million, or 18.2% from $70.6 million in fiscal 2007 to $83.5 million in fiscal 2008. Changes in the currency rates contributed $2.6 million of this increase. The balance of the increase in store and regional expenses is commensurate with the revenue growth. The UK provision for loan losses as a percent of loan revenue declined 12.5 pts. from 22.4% in fiscal 2007 to 9.9% in fiscal 2008 reflecting significant improvements in collection practices. Overall UK store and regional margins increased to 39.9% of revenue in fiscal 2008 from 34.1% in fiscal 2007.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

          The UK pre-tax income was $22.7 million for fiscal 2008 compared to pre-tax income of $17.8 million for fiscal 2007. In fiscal 2007 the UK incurred a one time gain of $0.8 million related to the mark to market of term loan debt which is denominated in currencies other than its local currency. In December 2006 this debt was hedged through cross currency interest rate swaps, which synthetically converted the debt into the local currency thus eliminating any future mark to market gains or losses. Excluding this one time benefit in fiscal 2007, we increased our UK pre-tax income by $5.7 million from $17.0 million in fiscal 2007 to $22.7 million in fiscal 2008. Changes in currency rates accounted for $0.6 million of the increase in fiscal 2008 as compared to the same period in the prior year.
3.	In light of the significant acquisition activity during the periods presented, in future filings please separately quantify the impact of acquisitions on your results of operations. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.

Please refer to the response to question number 2 above.
Balance Sheet Variations, page 47
4.	Please tell us and in future filings disclose the underlying reasons for changes in your allowance for loan losses related to consumer loans and defaulted loans. We note based off your disclosure on page 93, that the ratio of the allowance for loan losses related to consumer loans significantly decreased at June 30, 2008 compared to June 30, 2007. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.
          The ratio of the allowance for loan losses related to consumer loans decreased to 6.84% at June 30, 2008 from 9.52% at June 30, 2007. The decrease, year over year, is related to the mix of consumer lending products offered, the mix of where, geographically, the products are offered and the Company’s improved collection results, particularly in the United Kingdom.
          In the first half of fiscal 2008, the Company made two significant US acquisitions as described in footnote 11 of the financial statements in the Company’s 2008 Annual Report on Form 10-K. These two acquisitions increased short-term consumer loans at June 30, 2008 by approximately $11.6 million, or 89.2%. The historical loss rates associated with these acquisitions, which is expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans, are significantly lower than other markets in the United States. As a result, inclusive of these acquisitions, the ratio of the allowance for loan losses related to United States short-term consumer loans decreased to 5.73% at June 30, 2008 from 7.77% at June 30, 2007 or an overall decline of 26.2%.
          In the United Kingdom, the Company increased its short-term consumer loans by approximately $11.3 million year over year through strong growth in that product. Concurrent with this growth, the United Kingdom operation improved its collection activities and, as a result, the ratio of the allowance for loan losses related to United Kingdom short-term

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

consumer loans decreased to 2.96% at June 30, 2008 from 4.58% at June 30, 2007 or a decline of 35.4%.
          Also in the United Kingdom, in fiscal 2008, due to poor collection results in fiscal 2007 related to longer-term installment loans, the Company implemented more restrictive criteria in order for customers to qualify for that product. As a result, the outstanding principal declined by approximately $4.4 million year over year while the ratio of the allowance for loan losses related to this longer-term consumer loan product decreased to 36.96% at June 30, 2008 from 52.26% at June 30, 2007, a decline of 29.3%.
          The Company’s proposed future disclosure using fiscal 2008 financial information as an example is as follows:
          Loans receivable, net increased by $33.3 million to $115.2 million at June 30, 2008 from $81.9 million at June 30, 2007. Loans receivable increased by $33.1 million while the related allowance for loan losses decreased by $0.2 million. The increase in loans receivable is attributable to an increase in the number of loans outstanding, primarily due to the two large acquisitions in the United States coupled with strong year over year growth in the Canadian and United Kingdom markets. Also contributing to the increase is the increase in the average loan principal from $424 in fiscal 2007 to $443 in fiscal 2008. The allowance for loan losses associated with the loans receivable decreased by $0.2 million to $8.4 million at June 30, 2008 from $8.6 million at June 30, 2007. This decline, relative to the increase in loans receivable, can be attributed to a number of factors:
•	The historical loss rate, which is expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans, associated with the two aforementioned United States acquisitions are significantly lower than other markets in the United States. As a result, inclusive of these acquisitions, the ratio of the allowance for loan losses related to United States short-term consumer loans decreased by 26.2% year over year.

•	In the United Kingdom, relative to short-term consumer lending, while loans receivable increased by $11.3 million, the ratio of the allowance for loan losses related to UK short-term consumer loans decreased by 35.4% year over year due to improved collection activities.

•	Relative to the United Kingdom’s longer-term installment loan product, due to poorer than expected collections in fiscal 2007, the Company implemented more restrictive criteria in order for customers to qualify for that product in fiscal 2008. As a result, installment loans outstanding declined $4.4 million or 43.9% while the related loss reserve declined 29.3%.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

Consolidated Financial Statements
Note 2 — Significant Accounting Policies
Goodwill and Other Intangibles, page 63
5.	We note your disclosure that reacquired franchise rights are deemed to have an indefinite useful life and are not amortized. Please tell us and in future filings disclose the following regarding your reacquired franchise rights:
•	What reacquired franchise rights represent.

•	How you determine the fair value of the intangible asset at the time of acquisition.

•	How you consider the guidance of EITF 04-01 at the time of acquisition, including consideration and measurement of any settlement gains or losses.

•	How you estimate the fair value when you perform your annual impairment testing, including specifically how you determine the expected cash flows.

•	A comprehensive analysis describing your basis for using an indefinite useful life for these intangible assets, including but not limited to the factors described in paragraph 11 of SFAS 142.

•	How you evaluate the remaining useful life each reporting period to determine whether events and circumstances continue to support an indefinite useful life.
As an example, please provide us with your analysis related to your October 2006 acquisitions of National Money Mart Company stores owned by franchisees referred to as the “Canadian Acquisition” on page 82. In your response, please provide a summary of the franchise contractual agreement, including the specific franchisee rights and term of the agreement.
          One of the Company’s business models is to sell franchise rights to individuals/ organizations that then operate locations using the Company’s name and processes. In addition to an initial payment, the Company receives on-going percentages of the franchisees’ revenues. In certain instances, the Company has decided to re-purchase those franchise rights and take full ownership of all related locations and territories. When these franchise rights are purchased, a portion of the aggregate purchase price is allocated to an indefinite-lived intangible asset that is referred to as “reacquired franchise rights.” The fair value that is applied to this asset category is based upon the estimated future amount of revenues that will be generated in the acquired locations and the present value of franchise fees that would have been received by the Company, had they not converted to a full ownership position. The largest acquisition of reacquired franchise rights occurred in October 2006 when the Company completed the acquisition of 82 retail stores that were owned and operated by five existing franchisees. This acquisition accounts for nearly 85% of the Company’s reacquired franchise rights.
          We believe that we have followed the guidance as discussed in EITF 04-01 in relation to the acquisition of the Company’s franchisees. The Company does not believe that there are any

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

situations where there has been any non-market provisions related to any of the transactions or any implied settlement of the preexisting relationship. The recording of an intangible asset, separate and apart from goodwill, is in keeping with paragraph 6 in EITF 04-01.
          As noted in the Company’s notes to consolidated financial statements — specifically, note 13 (Goodwill and Intangible Assets) to the financial statements in the Company’s 2008 Annual Report on Form 10-K, identifiable intangibles with indefinite lives are tested for impairment annually as of December 31st or whenever events or changes in business circumstances indicate that an asset may be impaired. We determine fair value of the reacquired franchise rights using the discounted cash flow (“DCF”) approach. In calculating the implied fair value of these intangibles, we have taken into consideration their indefinite life. In doing this, we have separated the cash flows into two periods — during and after their forecasted period (in perpetuity). As noted earlier, the basis for the DCF analysis is the amount of future franchisee payments that would have been received had the franchisor/franchisee relationship remained intact.
          While our franchise agreements carry an initial term of ten years, nothing in the agreement limits the useful life of the territory associated with the franchise agreement. Additionally, our history indicates that franchise contracts have a renewal rate of nearly 100% and, absent our repurchase, we estimate that franchisees would continue to renew indefinitely. Further, we believe that a market participant’s view of the revenue stream produced by our franchise relationships would be considered perpetual. Based upon these considerations, we believe that it is appropriate to classify our reacquired franchise rights as having an indefinite life in accordance with paragraph 11 of SFAS 142 — “If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.”
          As a routine element of our annual testing, we do receive actual results and use that information (in conjunction with other forecasted revenue assumptions) to develop our DCF analysis. To the extent the carrying value of the reacquired franchise rights were to exceed their implied fair value, the Company would recognize an impairment charge in that amount. Historically, the Company has not had to record an impairment charge on any of the reacquired franchise rights.
          In addressing the staff’s request for additional information on the Canadian Acquisition, the Company’s DCF analysis for the initial allocation of excess purchase price to the reacquired franchise rights related to this acquisition will be provided in a supplemental disclosure under separate cover.
          As requested, the following is a summary of the franchise contractual agreement, including the specific franchise rights and the term of agreement:
          The standard Canadian franchise agreements are for a ten year term. Upon entering into an agreement the franchisee is assessed an initial fee, of which half is due immediately and half is due once certain revenue targets are met. The standard franchise agreements grant to

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As a part of the franchise agreement, the Company provides certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, the Company also provides updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that the Company determines is necessary. In addition, during the term of the agreement or any renewals thereof, the franchisee is given exclusive rights for a predetermined radius, in that the franchisor may not, nor any of its related third parties, open any retail location offering similar services within that predetermined radius.
          The franchisee is responsible for leasing the premise, subject to the Company’s approval, purchase of all equipment, material and furnishings necessary to operate the business and maintenance and renovations of the retail location and other operating costs to run the business. Royalties are based on a percentage of gross revenue, as defined in the franchise agreement and are paid to the Company monthly.
          Provided the Franchisee has paid all royalty payments and have performed all covenants and obligations as set out in the franchise agreement and delivers written notice within four to twelve months of expiration, the franchisee has the option to renew the agreement under the standard franchise agreement terms (as of the time of renewal) offered by the Company, including initial franchise fees and current royalty rates.
          The franchisee may not assign any of its rights or obligations under the franchise agreement without prior consent of the Company, and such consent may not be unreasonably withheld. In addition, the Company has first right of refusal to any offer to purchase and sell, assign or otherwise transfer or dispose of part or all of the franchisee’s interest in the franchise agreement.
Company-Funded Consumer Loan Loss Reserves Policy, page 64
6.	We note your disclosure that the company maintains a loan loss reserve for anticipated losses for company-funded consumer loans and that in estimating the appropriate level of loan loss reserves the company considers current and expected collection patterns. Considering anticipated losses and expected collection patterns may suggest that you consider future events and losses, which does not appear consistent with estimating probable losses incurred as of a financial reporting date as required by GAAP. Please confirm to us and in the future filings disclose that the loan loss reserve is based on your consideration of known relevant internal and external factors that affect loan collectability as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.
          The context to which anticipated losses refers are probable losses incurred in the outstanding loan portfolio as of the financial reporting date. The Company confirms that it only

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

considers known relevant internal and external factors that affect loan collectability as of the financial reporting date in estimating probable losses incurred as of the financial reporting date. We will enhance our disclosure in future filings to provide such clarification.
Note 8 — Income Taxes, page 78
7.	We note your disclosure that U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries and that it is the company’s intention to reinvest these earnings indefinitely. In light of the significant continuing losses of your United States geographic segment, please tell us and in future filings disclose how the company’s United States operations continues to generate sufficient cash flows to service the corporation’s debt and support the geographic segment’s operations and capital requirements, such that repatriation of undistributed earnings from international subsidiaries will be indefinitely postponed. Describe for us the company’s evidence of specific plans for reinvestment of undistributed earnings of foreign subsidiaries which demonstrates that remittance of the earnings will be postponed indefinitely. Refer to paragraph 12 of APB 23.
          While the United States segment is the least profitable of the three segments, and indeed has incurred losses, it generates positive cash flow and is able to run the day to day operations, provide for its capital requirements and service the 2.875% annual interest on its $200.0 million Senior Convertible Notes due 2027. In addition, the United States maintains a $75.0 million revolving credit facility that it draws down on from time to time. It should be noted that there are no other debt servicing costs paid by the United States segment. Aside from the aforementioned $200.0 million Senior Convertible Notes due 2027, the balance of the Company’s long-term debt and revolving credit facility of $387.5 million at June 30, 2008, all reside within the Canadian and the United Kingdom operating segments.
          The foreign subsidiaries intend to reinvest their undistributed earnings on capital spending, new store build-outs, acquisitions and potentially the pay down of their debt. In the Company’s 2008 Annual Report on Form 10-K under Part I, Item 1 — Our Strategy, we disclose that we are actively seeking to acquire targeted competitor operations in selected expansion markets in the United States, Canada, the United Kingdom, Europe and Mexico. Any targeted United States acquisitions would be funded either through internal cash generated in the US, its revolving credit facility or additional financing or a combination of the three. These targeted acquisitions would be accretive to earnings sufficient to service any debt if incurred. In Canada, as provincial regulation continues to crystallize and rates for short-term consumer loans are set, we believe there will be a consolidation in the industry as some of the competitors may become unprofitable and be forced to sell their business enabling the Company to acquire these businesses and gain market share. In the United Kingdom, and the rest of Europe, there continues to be a large untapped market of under banked individuals which will enable the Company to expand its ability to deliver financial services through store build-outs, acquisitions and joint ventures.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

          Since fiscal 2006, our assets in the Canada and the United Kingdom have grown 45.3% and 191.2%, respectively. We continue to invest in personnel, infrastructure and additional acquisitions in Canada and the United Kingdom operating segments and intend to maintain this strategy indefinitely.
8.	We note your disclosure that if you repatriated earnings from your international subsidiaries any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits and/or by use of available net operating loss carryforwards. Please tell us and in future filings disclose your basis for this determination, including your estimate of U.S. taxes on cumulative undistributed earnings of international subsidiaries and the estimated amount of net operating loss carryforwards and U.S. foreign tax credits that would be available to offset the estimated taxes if foreign earnings were repatriated. In your analysis, please address the implications of your statement on page 81 that the company believes that its ability to utilize net operating losses in a given year will be limited to $9 million.
          As of the filing of the Company’s 2008 Annual Report on Form 10-K, for financial accounting purposes, we maintained excess foreign tax credits approximating $38.0 million and net operating loss carryforwards approximating $86.3 million. The available foreign tax credit carryforward combined with the net operating loss carryforward limited annually to $9.0 million, would be sufficient to offset any US tax on earnings distributed or deemed distributed from our foreign subsidiaries.
9.	We note your disclosure that as of June 30, 2008 there is $50.2 million of undistributed foreign earnings. Please tell us if these are the cumulative undistributed foreign earnings. If so, please tell us how this amount is determined and explain to us why this appears to significantly differ from the income generated by your Canadian and United Kingdom geographic segments as disclosed in your financial statement Note 17. If the $50.2 million is not the cumulative undistributed foreign earnings, please tell us and in future filings disclose the amount of cumulative undistributed foreign earnings on which the company has not recognized U.S. income taxes and for which you have not established a deferred tax liability. Quantify the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. Refer to paragraph 44 of SFAS 109.
          The $50.2 million of undistributed foreign earnings represents the amount of undistributed taxable earnings and profits determined as of the filing of the Company’s 2008 Annual Report on Form 10-K. This amount differs from the net after tax income for the Canadian and United Kingdom geographic segments for 2008 due to book/tax adjustments utilized in computing taxable earnings and profits. In 2007, the Company performed a global debt restructuring in which United States debt was extinguished (100% of the then outstanding

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

debt) and replaced with debt issuances in Canada, the United Kingdom and a smaller portion in the United States. To effect the debt restructuring, the Company repatriated some earnings from its foreign subsidiaries, which we considered a non-recurring event and one that is not planned for in the future. The dividends paid by our Canadian and United Kingdom segments during fiscal year ending June 30, 2007 utilized 100% of the retained earnings of these subsidiaries, and therefore there were no available distributable foreign taxable earnings and profits as of the beginning of this fiscal year. Aside from this dividend distribution, there are no further plans to repatriate additional earnings from our foreign subsidiaries in the future. See also our discussion under the response to question number 7.
          It is not practicable to determine the deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.
Note 11 — Acquisitions, page 82
10.	We note that you recorded a significant amount of goodwill related to acquisitions during the fiscal years presented. Please tell us and in future filings disclose for each material acquisition the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141 and for your fiscal year beginning July 1, 2009 refer to paragraph 68 of SFAS 141R.
          As we disclosed in the Company’s 2008 Annual Report on Form 10-K under Part I, Item 1 — Our Strategy, the Company’s business model among other things, is designed to capitalize on our competitive strengths and enhance our leading market positions. One of the key elements in that strategy is the intention to grow our network through the addition of new stores and acquisitions.
          There were four major acquisitions disclosed in note 11 to the financial statements in the Company’s 2008 Annual Report on Form 10-K; the Canadian Acquisition, the Money Corner Acquisition, the APL Acquisition and the CCS Acquisition. In all cases, the Company concluded that the addition of each acquired business provided us with the opportunity to advance our growth strategy and add to our already existing leading market position. The standard business model of the industry is one that does not rely heavily on tangible assets — it is a service oriented business, leasing the majority of its stores. Therefore, we believe it is common to have a majority of purchase price allocated to goodwill and intangibles. The actual purchase price for each individual acquisition is based on a multiple of the respective historical results of operations and a related profitability measure, typically earnings before interest, taxes, depreciation and amortization (“EBITDA”). Each acquisition will have its own fact pattern that will ultimately result in the determination of the agreed-upon purchase price. In prospective filings, we will qualitatively disclose the factors that contribute to the purchase price for future acquisitions.
          All future Company filings will reflect the required disclosure called for in paragraph 51(b) in SFAS 141.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

11.	We note your disclosure regarding certain acquisitions during the periods presented for which certain amounts of cash are held in escrow to secure certain indemnification claims. Please tell us and in future filings disclose the nature of the indemnification agreements typically obtained related to your business acquisitions.
          From time to time regarding certain acquisitions, the Company will enter into indemnification agreements with the seller in order to protect itself from undisclosed liabilities that arise after the closing of an acquisition. Generally, a portion of the purchase price is held in escrow for one to two years after which time the funds are released to the seller after deducting any liabilities paid by the Company that arose prior to the acquisition and are the seller’s responsibility.
          The Company will include this disclosure in future filings.
Note 12 — We The People Restructuring Plan, page 85
12.	We note your disclosure that in December 2006 due to the inability to integrate the We The People (“WTP”) business with the company’s existing store network along with the litigation surrounding the WTP business, the company decided to restructure the WTP business. Please explain to us how you previously determined that the WTP business should not be presented as a separate reportable segment pursuant to SFAS 131 or as a separate reporting unit for purposes of goodwill and other intangible asset impairment testing pursuant to SFAS 142.
          On March 7, 2005, the Company entered into an agreement to acquire substantially all of the assets of We The People Forms and Service Centers USA, Inc. relating to WTP’s retail-based legal document preparation business. Because the type and class of customers for this product was similar to that of the Company’s United States financial services store network, the Company’s intention was to integrate the legal document preparation product into the United States financial services business and in addition, offer legacy United States financial service products within the WTP network. Based upon the aggregation criteria prescribed under paragraph 17 of SFAS 131, the Company concluded that the WTP business should not be presented as a separate operating segment. Previous to the goodwill write-off, the Company concluded that WTP was a separate reporting unit. However, due to the immaterial nature of WTP’s financial results, it has been included in the United States operating segment. For the twelve months ended June 30, 2006, 2007 and 2008, WTP’s revenue, as a percent of the total, US operating segment’s revenue was 6.6%, 3.3% and 1.8% respectively. For the fiscal years ended 2006, 2007 and 2008, WTP assets, as a percent of the United States operating segments assets, were 1.2%, 0.5% and 0.8%.
          In December 2006, due to the inability to integrate the WTP business with the Company’s existing check cashing and payday lending store network along with the litigation

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

surrounding the WTP business, the Company approved and implemented a restructuring plan for the WTP business, which, as mentioned, had previously been included in the Company’s United States reporting unit. The restructuring plan included the closing of all of the company-owned WTP locations and also focused on improving the performance and profitability of the document processing segment of the business by consolidating satellite processing centers and eliminating low volume products and related costs, while concentrating its sales effort, with respect to new WTP franchises, to a select group of targeted states. As a result of the restructuring and a reduced level of projected cash flows for the WTP business, the Company determined an indicator of impairment existed related to the WTP goodwill. The Company tested this goodwill for impairment as required under FAS 142. As a result of the impairment test, an impairment charge of approximately $22.5 million was recorded, representing all of the goodwill related to the WTP acquisition, as management determined that the WTP business was never integrated into the United States operations as originally planned and the U.S. reporting unit never realized the planned benefits of the WTP acquisition. While the WTP business has never been integrated into the U.S. reporting network, the remaining residual financial results of that business are immaterial and remain within the United States reporting unit for segment reporting.
Note 13 — Goodwill and Other Intangibles, page 85
13.	In light of the continuing losses related to your United States geographic segment, please provide us with your comprehensive goodwill analysis for this geographic segment as of June 30, 2008. Your response should include, but not be limited to the following:
•	Whether you continue to consider the geographic segment the reporting unit for your goodwill impairment analysis.

•	How you estimate cash flows for the reporting units.

•	The discount rate used and your basis for the rate.

•	How the discount rate compares to rates used in prior periods and for your other reporting units.

•	The estimate of the fair value of the reporting unit and the reporting unit carrying value at June 30, 2008.

•	Whether you used any alternative valuation techniques or analyses to validate the reasonableness of your fair value estimate.

•	If you failed the step one impairment analysis, how you performed step two of the impairment analysis and the results of your analysis.
          A copy of the overall memo prepared in conjunction with our goodwill impairment testing that we preformed as of June 30, 2008 will be provided in a supplemental disclosure under separate cover.
          As noted in our response to question number 1, the Company does consider itself to operate and report information based on three geographic segments — United States, Canada and the United Kingdom. Accordingly, all of the Company’s reported goodwill and indefinite-

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

lived intangible assets has been allocated to each of those geographic areas based on the location of the businesses that have been acquired.
          While we do recognize that the United States geographic segment of our business is less profitable than the other two segments, the Company continues to improve its profitability. This is clearly a focus for the Company’s management and there are active programs and initiatives underway to improve this segment’s operating results — as evidenced by the closure of underperforming stores and related restructuring activities that were disclosed in note 22 to the financial statements in the Company’s 2008 Annual Report on Form 10-K. This continues to be an area that will receive significant attention and if an indicator of impairment were to exist, the Company would test for impairment and record a goodwill impairment charge if necessary.
          The Company’s internal reporting systems do provide discrete financial information for each of the geographic areas and annual and five year plans are prepared for each of these business units. It is this information and the resulting cash flow data that is used to prepare a discounted cash flow (“DCF”) analysis for purposes of comparing the indicative fair value of each reporting unit to the carrying value of the reporting unit.
          The discount rates that we used for the goodwill impairment testing as of June 30, 2008 were as follows:

United States	15.21%
Canada	15.45%
United Kingdom	15.60%
          Please see our response to question number 1 for a further discussion on the discount rates that the Company has used in relation to our goodwill impairment testing.
          Based on our goodwill testing for June 30, 2008, the indicative fair value of total invested capital for the United States geographic segment was [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY] as compared to the carrying value of [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY]. We did not employ any alternative valuation techniques or analysis to validate our testing and since we did not fail step one of the impairment analysis, there was no need to perform step two.
Contingent Liabilities, page 87
14.	We note your disclosure on page 92 that due to the uncertainty surrounding the litigation process the company is unable to reasonably estimate a range of loss but that the company does not expect the ultimate cost to resolve the matters will have a material adverse effect on the company’s consolidated financial position, results of operations, or cash flows. We further note your disclosure on page 23 that the resolution of one or more of these proceedings could have a material adverse impact on our results of operations or cash flows in future periods. Please

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

tell us and in future filings disclose your basis for believing that the impact to resolve pending legal matters will not have a material adverse effect on the company’s financial position, results of operations, or cash flows if you are not able to reasonably estimate a range of loss.
          The Company does not believe that the cost to resolve any of the disclosed matters would have a material adverse effect on the Company’ consolidated financial position, results of operations or cash flows. This assessment was made after reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company’s defenses and the likelihood of plaintiffs’ success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. This assessment is subjective based on the status of the legal proceedings and on consultation with in-house and external legal counsel. However, the actual outcomes of these proceedings may differ from the Company’s current assessment. As a result, the Company feels that the risk factor disclosure on page 23 is appropriate. In addition, the Company will amend the last paragraph of Footnote 14 on page 92 to read as follows in its future filings:
“Due to the uncertainty surrounding the litigation process, the Company is unable to reasonably estimate the range of loss, if any, at this time in connection with any of the aforementioned cases. While the outcome of these matters is currently not determinable, the Company believes that there is no legal basis of liability and the Company does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. We assess the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company’s defenses and the likelihood of plaintiffs’ success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies.” This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s assessments.”
Note 17 — Geographic Segment Information, page 94
15.	We note your disclosure that all operations for which geographic data is presented are in one principal industry, financial services and ancillary services. We further note in Appendix 3 of your June 3, 2004 correspondence to the staff you indicate that discrete financial statements are generated for each geographic segment and that the company evaluates performance of its business at those levels. Based off of the description it appears that the geographic segments disclosed meet the definition of operating segments as defined in paragraph 10 of SFAS 131. Please tell us and in future filings disclose whether you believe each of the geographic segments meets the definition of an operating segment. Describe the factors used to identify the company’s reportable segments, including the basis of organization. Refer to paragraph 26 of SFAS 131.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

          As you noted in your letter, the Company has historically identified only one operating segment — financial services and ancillary services. As you also mentioned, as per our correspondence to the staff on June 3, 2004, we do have discrete financial information on each of the three geographic segments that we identify — United States, Canada and United Kingdom. The Company’s senior management (and specifically the Chief Operating Decision Maker “CODM”) reviews the operating results at these levels.
          We have reviewed paragraph 10 of SFAS 131 and believe and have historically believed that our geographic segments do qualify as operating segments. We believe that the disclosure of the geographic segments in note 17 to the financial statements in the Company’s 2008 Annual Report on Form 10-K (and similar level disclosures in earlier years’ financial statements), combined with information within other portions of our Annual Report on Form 10-K, meet the disclosure thresholds as prescribed in SFAS 131.
          Beyond geography there is no distinction in how each of the segments are organized — they all operate in similar fashions and conduct business utilizing very similar processes abiding by the regulatory requirements within all jurisdictions. The primary difference in each segment relates to market penetration, the regulatory environment and the overall acceptance and usage of our products. In an effort to comply with paragraph 26 of SFAS 131, our future disclosure leading into our operating segment disclosure will be:
          “The Company categorizes its operations into three operating segments that have been identified giving consideration to geographic area, product mix and regulatory environment. The primary service offerings in all operating segments are check cashing, single-payment consumer loans, money orders, money transfers and other ancillary services. As a result of the mix of service offerings and diversity in the respective regulatory environments, there are differences in each operating segment’s profit margins. Additionally, the United States operating segment includes all unallocated corporate headquarters expenses that have not been charged out to the other two operating segments in Canada and United Kingdom. This factor also contributes to the lower profit margins reported in this segment.”
          Corporate headquarter charges are borne in the United States. Certain of these charges are allocated to the Canadian, United Kingdom and United States business segments because of the benefit derived from these entities. Unallocated charges, which are de minimus, are included in the US business segment. As corporate headquarter charges increase in the future, the unallocated charges may become disproportionate to the US operating segment. If this occurs, the Company will consider disclosing a “corporate” element of its segment reporting.

Mr. John P. Nolan
Securities and Exchange Commission
March 26, 2009

16.	Please tell us and in future filings disclose the reasons for the income tax provision related to your United States geographic segment. We note that although each fiscal year presented the United States geographic segment has generated pre-tax losses, each year there has been an income tax provision allocated to the segment. Explain how income tax provisions are allocated among your geographic segments.
          The income tax provisions for each of the segments are calculated based upon the results generated by each respective segment. Even though the United States geographic segment is disclosed as having losses before income taxes, there are various differences between book and tax treatment and the timing of book versus tax recognition that ultimately give rise to a book provision for income tax expense. The primary factor relates to goodwill associated with our acquisitions that is deductible for tax purposes. Since the United States operations are in a large net operating loss (“NOL”) position, the benefit that the Company would otherwise receive for the tax deduction is fully offset by an increase to a valuation allowance. However, in accordance with paragraph 262 of SFAS 109, “Any difference that arises between the book and tax basis of the tax deductible portion of goodwill in future years is a temporary difference for which a deferred tax liability or asset is recognized based on the requirements of this Statement.” Therefore, the Company records a deferred tax expense provision related to the difference between the book and tax basis of the goodwill within the United States that is amortizable for tax purposes — thereby giving rise to the disclosed income tax expense provision as disclosed in the United States segment results. This deferred tax liability cannot be used to reduce our deferred tax asset, as it does not turnaround with the NOL carry-forward period. Therefore, the increase in the deferred tax liability is reported as income tax expense.
          In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ William Athas
William Athas Senior Vice President, Finance